Sureland Industrial Fire Protection Limited
Stock Option Agreement

You have been granted an option to purchase internal Stock of Sureland Industrial Fire Protection Limited (the "Company", with the total number of shares outstanding 22.8 million) under the following terms:

Optionee Name		Identification Number	
Grant Number		Total Number of Shares Granted	
Date of Grant	July 1,2006	Exercise Price per Share	US$1.25
Vesting Commencement Date	July 1,2006	Expiration Date	June 30, 2016

Vesting Schedule: This option shall be exercisable and vest according to the following schedule: 50% of the Total Number of Shares Granted is vested immediately from the Date of the Grant. The remaining 50% of the Total Number of Shares Granted shall vest every quarter over the next two years from the Vesting Commencement Date. The amount of shares vested every quarter is 1/16 of the Total Number of Shares Granted.

Termination Period: This option shall be exercisable for three (3) months after you cease to be an employee of the company. In no event may you exercise this Option after the Expiration Date.

Rules:

1. Exercise of Option: This option shall be exercisable during its term in accordance with the Vesting Schedule. Optionee may exercise this option by delivering a written notice which shall state the election to exercise the option, the number of shares being exercised and the total payment.
2. Lock-up Period: Optionee agrees that, if so requested by the Company in connection with any listing of the Company in any stock exhange, the optionee shall not sell or otherwise transfer any Shares of the Company for a period agreed upon by the Underwriters and the Company.
3. Non-Transferability of Options: This option may not be transferred or assigned in any manner to anyone. This option can only be exercised by the optionee during the lifetime of optionee.
4. Tax Consequences: The optionee shall be responsible for all tax liabilities as a result of the exercise of the option.
5. Share Conversion: If the Company becomes a public company, the stock option plan is still valid and the option shares will be converted to option shares of the public company.

The optionee agrees that the Vesting of Shares pursuant to the Vesting Schedule is earned only by continuing as an employee at the will of the Company. The optionee further agrees that this agreement, and the vesting schedule set forth do not constitute an express or implied promise of continued engagement as an employee for the Vesting Period. The Company has every right to terminate optionee's employment with the Company at any time, with or without cause. The employee has every right to terminate employment with the Company at any time with prior written notice. In any case, Vesting of shares shall cease when the optionee is no longer an employee of the Company.

The optionee further agrees that the option plan has been approved by the board of directors of the Company and the Company reserves the right to the full interpretation of the plan.

Sureland Industrial Fire Protection Limited

July 1, 2006